Exhibit (h)(7)

[ Janus Letterhead ]

April 19, 2017

Clayton Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Protective Life Dynamic Allocation Series - Moderate Portfolio (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee, from May 1, 2017 until May 1, 2018, under the following conditions:

In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.55% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan, shareholder servicing/administrative fees payable pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund.

JCM may recover from the Fund fees and expenses previously waived or reimbursed during the period beginning with the Portfolio’s commencement of operations and expiring on the 3rd anniversary of the commencement of operations. JCM may elect to recoup such amounts only if: (i) recoupment is obtained within 3 years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limits at the time of waiver or at the time of recoupment.

For the avoidance of doubt, at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.55% of average daily net assets. This provision survives the term of this letter.

Exhibit (h)(7)

This waiver/reimbursement will continue in effect until May 1, 2018, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Clayton Street Trust, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC		CLAYTON STREET TRUST

By:		By:
	/s/ Michelle R. Rosenberg		/s/ Kathryn Santoro
	Michelle R. Rosenberg		Kathryn Santoro
	Deputy General Counsel and Senior Vice President		Vice President, Chief Legal Counsel and Secretary